Exhibit 99.1

Talend to Acquire Stitch, a Leader in Self-Service Cloud Data Integration

Adds New Offering for New Cloud Data Warehouse Users and a Frictionless Sales Channel

REDWOOD CITY, Calif. — November 7, 2018 — In a move designed to accelerate its cloud momentum, Talend (Nasdaq: TLND) today announced it has entered into a definitive agreement to acquire Stitch, a leader in the fast-growing, self-service data integration market. Stitch offers an easy-to-use service for moving data from popular sources to leading cloud data warehouse platforms. The acquisition gives Talend both a strong solution for the cloud data warehouse market and a frictionless sales motion to land new cloud customers efficiently.

“Stitch is a great addition that gives us a compelling offering in the market for simple, self-service integration for cloud data warehouses,” said Mike Tuchen, CEO, Talend. “In addition, we believe Stitch will work as an efficient high-volume way to acquire new cloud customers to whom we can market our advanced cloud solutions for data integration, transformation, cleaning, preparing and cataloging.”

As companies standardize on using the cloud for analytics, users increasingly need to load cloud data warehouses and data lakes quickly. Most departments and small businesses lack the bandwidth and sometimes the skill set to use existing solutions, causing delays that lead to missed opportunities and poor customer experiences. Stitch, which will be rebranded as Stitch Data Loader, overcomes this set of challenges by enabling a broader population of users, including data scientists, data and business analysts, and engineers, to load data without relying on data integration specialists.

“Talend is an ideal fit for Stitch. Their products complement ours, and they share a similar culture and market vision,” said Jake Stein, co-founder and CEO, Stitch. “The move to the cloud and data-driven business is changing the integration market, bringing new users with different needs. With the combination of Talend and Stitch, we will become the only vendor that can we believe serves all levels of the market and all users of cloud analytics.”

According to the Gartner Group, the increase in new roles such as data scientist, data engineer, data steward, and others that need access to data is expanding dramatically. In fact, Gartner Group predicts that “By 2020, the number of data and analytics experts in business units will grow at three times the rate of experts in IT departments, which will force companies to rethink their organizational models and skill sets.”1

1  Gartner “How to Enable Self-Service Analytics and Business Intelligence: Lessons From Gartner Award Finalists”, Carlie J. Idoine, Cindi Howson

In addition to enhancing Talend’s product portfolio, the acquisition is expected to help strengthen Talend’s value proposition for cloud ecosystem partners including data warehouse partners such as AWS, Azure, Google, and Snowflake.

“Snowflake is pleased that two of our partners are joining forces,” Snowflake CEO, Bob Muglia said. “The combination of Talend and Stitch will provide Snowflake customers with some of the broadest data integration capabilities and help them move their workloads to Snowflake with confidence.”

Upon closing, Jake Stein will become SVP of the Stitch business unit reporting directly to Talend, CEO, Mike Tuchen. To learn more about Stitch or try the service for free, visit Stitch.

Under the terms of the agreement, Talend will acquire Stitch for approximately $60 million in cash, subject to certain transaction adjustments. The transaction is expected to close later in the fourth quarter subject to customary closing conditions.

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About Talend

Talend (Nasdaq: TLND), a leader in cloud data integration solutions, liberates data from legacy infrastructure and puts more of the right data to work for your business, faster. Talend Cloud delivers a single platform for data integration across public, private, and hybrid cloud, as well as on-premises environments, and enables greater collaboration between IT and business teams. Combined with an open, native, and extensible architecture for rapidly embracing market innovations, Talend allows you to cost-effectively meet the demands of ever-increasing data volumes, users, and use cases.

Over 2000 global enterprise customers have chosen Talend to put their data to work including GE, HP Inc., and Domino’s. Talend has been recognized as a leader in its field by leading analyst firms and industry publications including Forbes, InfoWorld, and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our expectations with respect to the acquisition of Stitch and regarding the future demand and behavior of customers and the data integration market, our expectations regarding the evolution of our marketplace and our ability to capture an increasing share of the big data and cloud integration market. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances. Those risks, uncertainties and assumptions include the risk that the proposed transaction with Stitch may not be consummated in a timely manner; the effect of the announcement or pendency of the transaction with Stitch on our business relationships, operating results and business generally; risks related to diverting management’s attention from ongoing business operations; unexpected costs, charges or expenses resulting from our acquisition of the Stitch business; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; our ability to achieve our plans, forecasts and other expectations with respect to Stitch’s business after completion of the proposed transaction; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 5, 2018. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

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Media Contact:

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
408-674-1238